Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 [redacted]
SYD[redacted]
GP[redacted]
SY[redacted]
AUS

TEL:
TEL:
FAX: (

03037209

82-1565

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**5 November 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**31 pages (including cover sheet)**

SUPPL

Annual General Meeting

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9251 1681

5 November 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ANNUAL GENERAL MEETING

Please find enclosed a copy of the Chairman's and Managing Director's addresses to be delivered at the Annual General Meeting today.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls.

Burns, Philp & Company Limited

Annual General Meeting
2003

Chairman's Address
Alan G McGregor

This past year has been a busy time for Burns Philp, transforming it into a significantly different company with the completion of two major acquisitions. Early in the year we purchased the Fleischmann's Latin American yeast and bakery ingredients business from Kraft Foods. In the second half the takeover of Goodman Fielder Limited attracted much attention and comment. Despite some doubts expressed about our ability to succeed, the market has accepted the successful conclusion of the takeover with its somewhat flattering expectations of what will be achieved.

Burns Philp is one of the world's leading producers of fresh and dry bakers' yeast, supplying commercial and consumer yeast requirements globally. This position has been materially enhanced with the addition of the South American Fleischmann's business. These operations added to the Company's substantial operations and created a leading position on this continent for Burns Philp. This acquisition brings together the original Fleischmann's business as this part was excluded from the sale when Burns Philp purchased Fleischmanns in the USA in the mid-eighties. The Company's business in North America includes the manufacture and distribution of bakery ingredients and yeast extracts as well as providing herbs and spices through our Tones operation.

With the completion of the acquisition of Goodman Fielder, Burns Philp is Australia's largest food company, manufacturing, marketing and distributing branded food products, including bread and baked goods, breakfast cereals, margarine, flour and snack foods primarily in Australia and New Zealand. This acquisition has diversified the Group's product and geographical sales mix. It now has leading positions in its business areas in North and South America, Australia and much of Asia with strong positions in Europe.


Key Financial Indicators

Over the last 5 years the Company has experienced substantial performance improvements, as demonstrated by reviewing a number of key financial indicators over that period.


Share price performance
$Am
2500
2000
1500
1000
500
0
0.13
0.63
Ordinary shares on issue
Ordinary share price
1998
1999
2000
2001
2002
2003
Yesterday

In the last 5 years the price of the Company's ordinary shares has increased from 13 cents at 30 June 1998 to the current market price which was 63 cents at the close of trading yesterday.


Shareholders' Equity
1,000
A$M
$733
$5
0
1998
1999
2000
2001
2002
2003
Year

Shareholders equity during the period has increased from a low of $5 million at 30 June 1998 to $733 million at 30 June 2003.


Market Capitalisation
2,500
2,000
1,500
1,000
500
0
A$m
$1,305
$2,080
1997
1998
1999
2000
2001
2002
2003
years
Market cap. (including CP shares & options)
Market cap. (ordinary shares)

Market capitalisation during the period has increased from $1,305 billion at 30 June 1997, (reaching a low of $69 million as at 30 June 1998) to $2.08 billion as at 30 June 2003.


Burns, Philp & Company Limited
Annual General Meeting
2003
Chairman's Address
Alan G McGregor

While in terms of the size and scale of the operation we are a much different company, the Company's strategy has not changed. When I have concluded my remarks the Chief Executive Officer, Tom Degnan, will review the Company's operations and the results of those operations during the last financial year. Tom Degnan will be updating you as to the progress of the integration of the acquisitions and the anticipated impact they will have on the Company going forward.

Two directors are today standing for election. Mr Hart is well known to you all, being the owner and sole director of our major shareholder, Rank Group Limited. Bryce Murray was appointed to the Board during the year. Bryce is the chief financial officer of Rank Group and was appointed to represent the Rank Group on the Board. All of the Board has worked closely with Bryce Murray since Rank became a shareholder in 1997. He comes to the Board with many years of experience, first as a partner of a major accounting firm, now Deloitte's, and later as a chief financial officer of a number of listed and unlisted companies. He has extensive international business experience. Bryce Murray has been extensively involved in the management of the Company since 1997. On behalf of all of the directors, we recommend you vote in favour of his appointment as a Director of the Company.

The Board is also submitting to shareholders today a proposed increase in the maximum aggregate remuneration for non-executive directors. There are a number of reasons why the Board considers it is appropriate for the increase from the current level of $450,000 which was established in 1993, to the proposed new level of $900,000. This is not the

amount which will be immediately required but it will allow for future rises and new appointments.

As a global enterprise, Burns Philp now operates under the corporate laws and regulatory requirements of various countries and the relevant institutions in them including the ASX, the Australian Securities and Investment Commission (ASIC), the US Securities and Exchange Commission and the New Zealand Stock Exchange Limited. Each of these jurisdictions has recently implemented changes to corporate governance regulations that impact on the required structure of the Board of the Company. The Directors consider it is important that the Company complies in all respects with these new requirements and we have set out in the Annual Report that it is our intention to move to full compliance during this current financial year, to the extent such compliance, if not mandatory, does not interfere with the smooth operation of the board, or the company. This is complicated in some respects, as we have to marry the corporate governance initiatives of the various laws to which the Company is subject.

One of the areas of greatest attention is the make-up of company boards. Essentially this means for us that a majority of the Board must be "independent" non-executive Directors. Currently, of the six Directors, only three are, under the relevant regulatory guidelines and rules, considered to be "independent". They are Mark Burrows, Fred Smith and myself. Mr. Smith, who will shortly turn 72, has advised the Board that he intends to retire once an appropriate replacement has been appointed. In order to satisfy the "majority of independents" requirement, it will also be necessary to increase the size of the Board by at least one additional director, to seven directors. One of the new directors must be a financial expert within the terms of The Sarbanes Oxley Act in the USA who has current experience of overseeing the preparation of financial statements and accounts. This is required of us as some of the Company's debt instruments are tradeable in the USA.

Having regard to all these issues the Company commissioned a review of our current position and sought advice as to the appropriate remuneration for non-executive Directors of the Company going forward, from John Egan of Egan Associates. That report indicated that the current fees paid to the non-executive Directors are not in-line with organisations with comparable annual revenues, market capitalisation, operating profits and assets. It is obviously appropriate for non-executive directors' remuneration to be fair and reasonable having regard to their duties and responsibilities, as well as the complexity of their role and the risk of office. In addition in order to attract new directors of a suitable calibre it is necessary to be able to offer market rates which have increased in recent times.

As part of this review the existing retirement arrangements for non-executive Directors was examined. There has been a general change in attitude by investors to such schemes and therefore to meet current expectations it is proposed that subject to the resolution to increase Directors' fees being passed, the current retirement arrangements will not continue. Directors will, if the resolution is approved, in future receive fees, which

recognise that any retirement benefit will be fully represented by compulsory superannuation contributions, which will continue as required by law.

Mr. Egan's review showed that the benefit of accruing retirement benefits was generally equivalent to 30/35% of current fees. The directors' fees going forward will be determined taking into account that the Directors do not receive any other benefits, such as retirement fees or equity based remuneration. It is proposed the accrued directors' retirement benefits of Mr Burrows, Mr Smith and myself should be crystallised as at 31 December 2003 and there will not be any further benefit accumulated. The accrued retirement benefit will be adjusted by increases in the CPI from 1 January 2004 until each of us ceases to be a director when the accrued benefit will be paid.

In order to accommodate the need to increase the size of the Board and to implement a new fee structure for non-executive Directors, it is necessary to increase the cap on those fees from the level previously approved by shareholders in 1993. The proposals are as recommended by Egan Associates, and are consistent with current practice in corporate governance and general fee levels.

It should be noted that neither Mr Hart nor Mr Murray drew a director's fee during the year, and they do not currently intend to do so.

I am now pleased to ask Tom Degnan to talk about the Company's business.

Alan McGregor

Chairman


Burns, Philp & Company Limited
Annual General Meeting
2003
Managing Director's Address
Thomas J Degnan

Good Morning,

I'm happy to be here to share with you the results of the 2003 financial year.

In the year we achieved significant success in building your company and positioning it for future growth.


Major Accomplishments
Sold Non-Core Terminals and Vinegar.
Acquired and integrated Fleischmann's South America.
Acquired Goodman Fielder.

The year started with the sale of two non-core businesses, Terminals and Vinegar. The proceeds were re-deployed in the strategically significant acquisition of Fleischmann's Yeast, South America; owned by Kraft Foods, Inc.

In the middle of the financial year we initiated our acquisition of Goodman Fielder.

By year-end, the company was fully re-financed, the South America acquisition was integrated, and the Goodman Fielder acquisition was well advanced in its re-structure and integration.

Your company's business strategy has not changed. We are a global food company, concentrating on businesses producing everyday staples, delivering a set of dependable cash flows. We have significant market positions throughout the world, supplying customers in all trade channels - Retail-Branded, Food Service, and Industrial Ingredients.


Changes
Burns Philp Produ on Facilities (40)
Fleischmann's Latin America (8 acquired, 4 remaining)
Goodman Fielder Production Facilities (43)
Burns Philp

What did change in the year was your company's size, scale, and geographic diversity.

This chart of the world shows our global production locations. The black dots represent Burns Philp's original plants, the blue are Fleischmann's South America, and the yellow are Goodman Fielder.

Changes

	Continuing BPC	New Company
Employees	4,640	15,200
Plants	40	87
Turnover	$1,089m	$3,614m
Assets	$1,380m	$4,604m

The acquisitions of Fleischmann's and Goodman Fielder added A$3,224 million in assets, approximately A$2.5 billion in turnover, more than 11,000 employees, and 47 new manufacturing facilities.



Changes
Burns Philp's Revenue By Region 2003
Europe
15%
ANZ
3%
Asia Pacific
10%
S.A
11%
N.A
61%
N.Z
16%
Europe
5%
S.A
6%
Aus
45%
N.A
18%

As this chart illustrates, prior to the 2003 year, the majority of your company's revenue was derived from North America. With Fleischmann's and Goodman Fielder, sources of revenue are more diverse. This is a benefit as it lessens the risk of any one region's problems becoming material to the company's overall performance.


Changes
Customers
Industrial
&
Food Service
61%
Retail
Branded
39%
A$1.1 billion
Industrial &
Food Service
47%
Retail
Branded
53%

These charts illustrate the nearly tripling of the company's sales and a more even balance between types of customers.


New Burns Philp
Produce Everyday Staples
Customer Base
Global Diversity
Market Positions
Consistent Strategy
Burns Philp

As I said, while the company's size and diversity have changed, the nature of the businesses and the strategy we employ have remained consistent.

We make products that people eat every day, our customers are evenly split between retail consumers and large food processors.

Our global spread allows us the benefits of being in mature, stable markets such as Australia, New Zealand, North America and Europe, while also enjoying the higher organic growth occurring in South America, China and India.

We have a portfolio of strong brands and hold the number 1 or 2 position in almost all market segments in which we participate.

Our culture of driving for low cost; investing in people, productivity and growth; and focussing on customer requirements, is unchanged.

Today's Burns Philp is a bigger, stronger version of last year's Burns Philp.

Now I'd like to talk a little more about the two acquisitions.


Fleischmann's Acquisition
Why it made sense
• Take the leadership position on the continent
• Develop the only regional platform in South America
• Take advantage of synergies
• Improve our financial position
BPC Regional Market Share = 25%
1,279 Employees

There were several reasons for the Fleischmann's South America acquisition.

As you can see from these maps, before the purchase, we were in four South American markets: Brazil, Argentina, Uruguay and Chile. We were the number 2 in the region, behind Fleischmann's. We had no presence in many markets, including three of the top five South American markets (Colombia, Peru, and Ecuador). We had no presence in the Central American market.

We now manufacture and distribute from the southern border of Mexico to the tip of Chile. Our share in this region is three times larger than our closest competitor.

Our ability to compete with the numerous small regional suppliers is greatly enhanced.

The regional platform of manufacturing, sales, and distribution allows us to grow.

With coverage in every market, we can sell our Fats and Oils made in Argentina and Chile throughout the region. We can sell the Bakery Ingredients we manufacture in Brazil, Argentina, and Costa Rica throughout the region. This coverage also makes us attractive to manufacturers of complementary products who are looking to us to become their regional sales and distribution arm.

The acquisition offered us much in the way of synergies. We have consolidated the production in Brazil and Uruguay leading to the closure of three plants. We have integrated the head office, sales, and distribution functions in Brazil. We have integrated

the various administration functions of the companies in Uruguay, Ecuador, Peru, Colombia, and Guatemala into our regional office in Argentina.

Through all these actions, significant savings have been achieved, while the businesses did not miss a beat. This says a lot about the management we have in the region.

Finally, the proof is in the numbers. We estimate that the EBITDA in South America will more than double this year, approaching A$50 million with the potential for more improvement in the next year.

Now I will move on to Goodman Fielder.


Goodman Fielder Acquisition
Why it made sense
• Leading brands
• Product diversity, everyday staples
• Attractive markets
• Opportunity for cost savings

Why was Goodman Fielder attractive to us? Simply put, the company fit our investment criteria.

Everything we look for was to be found in Goodman Fielder.

There was an array of leading brands, the #1 or #2 in most categories. The products were foods you eat every day – cereal, snacks, bread, spreads, etc.

The Australian and New Zealand markets are very stable. Finally, we could see the opportunity for significant cost savings.


Goodman Fielder Acquisition
What have we done?
• Eliminated Head Office
• Performed Detailed Business Reviews
• Re-structured the business

We have owned Goodman Fielder for eight months. What have we done?

At Burns Philp, we believe in each business having responsibility for as much of its cost base as possible.

If a management team has control as to how funds are used, they can be held accountable.

As a result, we operate with a very small head office and a very flat corporate structure. By taking this philosophy to Goodman Fielder we were able to eliminate significant Head Office costs. Many functions which had been centralised were devolved back to the businesses. Functions such as Human Resources, Information Technology, Marketing and Research and Development now report to the managers who receive their work product.

The business managers could then decide their own priorities, staff, and spend accordingly.

This exercise was accomplished in the first couple of months and the benefits were almost immediate.

In late March we began a series of detailed business reviews. Our purpose was to evaluate the structure, strategies, customer relationships, and people in the various Goodman Fielder businesses.


Original
Goodman Fielder Structure
Baking Australia
– Bakeries
– Pampas Pies
– Bakery Ingredients
Consumer Foods
– Uncle Toby's
– Meadow Lea
– Baking and Desserts
– Meals and Accompaniments
– Industrial Fats and Oils
New Zealand
– Baking
– Milling
– Snacks
– Desserts, meals, accompaniments
– Meadow Lea
International
– PNG
– Solomon Islands
– New Caledonia
– Fiji
– Fats & Oils Indonesia, China
– Exports

This chart shows how Goodman Fielder was organised. The first steps to be accomplished were very obvious. The Baking Australia business needed a strong focus on its baking operations.


Goodman Fielder Structure
Step 1
Baking Australia
– Bakeries
Consumer Foods
– Uncle Toby's
– Meadow Lea
– Baking and Desserts
– Meals and Accompaniments
– Industrial Fats and Oils
– Pampas Pies
New Zealand
– (unchanged)
International
– Transfer to BPC Asia Pacific

Pampas was a product line that fit the sales and distribution of the Consumer Foods Division so it was transferred.

Likewise, the Bakery Ingredient business, Serrol was a much better fit with Burns Philp's Asia Pacific Bakery Ingredients business. The operations of Goodman Fielder International overlapped those of Burns Philp's Asia Pacific business and a move to Burns Philp allowed for cost savings in the Goodman Fielder International "head office".

Now we focussed on the remaining business units.

We brought in Steve Martin, President of Tones, our North American herb and spices business, to lead the improvement effort of Baking Australia.

Under Steve, we have consolidated manufacturing and are lowering our cost base, while maintaining our current market share. Further improvement in Baking is to come from higher productivity rather than from increasing volumes. The home-grown management team in Baking is a solid group.

<u>New Zealand</u>, under Ron Vela is a well-managed business. Ron's management team was found to be very capable and no significant structural changes were deemed necessary. It should be noted that Ron and his team implemented an impressive consolidation in New Zealand in the previous two years.


Step 2
Goodman Fielder
Uncle Tobys
Cereals
Snacks
Meadow Lea
Retail Spreads, Baking and Desserts, Sauces and Accompaniments, Soups and Meals, Pampas
Fats & Oils
Food Service and Industrial

This brings me to Consumer Foods.

This was a large business with a multitude of products, servicing the retail, food service, and industrial trade. Over the top of these products was a mini head office with many layers of management. The structure in place was a hindrance to the fast-moving decision-making required by our various customers. This structure was also very costly. In August we decided to make some changes.

This chart shows the current organisation of the former Consumer Foods Division.

We found that although we were the category-leader in most of our brands, we were slow in new product development and introduction. Our customers wanted more innovation and faster implementation. We believed we had the people to do the job but that the structure was the major impediment.

We set up two retail product companies Uncle Toby's with a focus on the opportunities in building that brand, and Meadow Lea. Meadow Lea's charge is to breathe new life into the spreads, desserts, salad dressings, and meals businesses.

We separated the Industrial and Food Service Fats and Oils business because we believe you need to run an industrial ingredient business differently than a fast-moving, branded consumer goods business. A separate team focussed on cost, pricing, and manufacturing strategies was identified from within.

It is very early, but what I see is a group of businesses which are focussed on their specific priorities for success and run by enthusiastic, energetic management teams. These teams are free of the Head Office charges and can determine the investment required to grow. They are very customer-focussed and I believe their efforts will be evident as the new year progresses.

In summary, these are the reasons I am positive about the outlook for Goodman Fielder.

We entered the new financial year with A$70 million in costs stripped out.

The Baking business is solid in terms of management, improved in terms of cost, and focussed on customer relationships.

The Uncle Toby's and Meadow Lea branded product divisions are energised and focussed under new management.

The Goodman Fielder New Zealand division, a good performer, remains well-managed with good prospects.

Goodman Fielder International and Serrol Bakery Ingredients will prosper with lower overheads and growth opportunities as part of Burns Philp's Asia Pacific unit.


The balance of the Group
Yeast North America
Yeast Europe
Yeast Asia Pacific
Herbs & Spices North America

Now, in order to complete the review of the year, I will briefly touch on the balance of the Group.


North America Yeast
389 Employees

In North America we are the market leader in both the industrial and consumer yeast markets.

In the year we successfully closed our high-cost Oakland, California plant and transferred the volume to lower-cost plants.

This action, coupled with the previous year's consolidation of the Gastonia, North Carolina plant, significantly lowered our cost base.

This was important because of the entry of a new competitor. USA Yeast started operations during the year and had an immediate impact on pricing in the Industrial Yeast market.

With our low-cost base, we are well positioned to defend our market share and are doing so.


Europe Yeast
484 Employees

Our European yeast business had a satisfactory year. We were able to raise prices in most markets. We expanded our dry yeast capacity in Portugal, and increased sales in Dry Yeast and Yeast Extracts.

In Turkey intense price competition drove results down. However, a cost reduction program there and the increased sales throughout the rest of the region more than offset Turkey's disappointing result.


Asia Pacific Yeast
3,899 Employees

The Asia Pacific region, in which we include Australia and New Zealand, is our largest region in terms of geography, number of plants, and number of employees. It also has the highest organic growth for yeast consumption in the world.

Our position is very strong and with 50% or higher market share in all the high-growth countries, we continue to invest in capacity.

In the year we commissioned a new plant in India, started construction on a plant in Pakistan, commissioned a bakery ingredient plant in Vietnam, expanded capacity in China, and consolidated plants in Australia.

With the growth rates we see in China, we believe the yeast consumption will be greater than that in North America in five to seven years. In the current year, we will start construction on our fifth yeast plant.


Herbs & Spices
488 Employees

Our North American herb and spice business, Tones, had a very successful 2003 year.

The business enjoyed increases in sales and profitability. A warehouse automation project was implemented, leading to an annualised saving of A$2.0 million per year. We continue to grow well in the Club Store and Food Service channels. A key to the current year will be the cost trend for our two largest spices Black Pepper and Vanilla. To date, they are offsetting each other.


Burns, Philp & Company Limited
Annual General Meeting
2003
Managing Director's Address
Thomas J Degnan

In summary, the 2003 year was a successful year for your company.

We built the company's solid base by adding businesses which fit our portfolio and strategy.

We have integrated those businesses into Burns Philp's style and culture.

Our management group and employees across the company are very high calibre.

Our prospects are bright, as I said we are a much better company based on the achievements of 2003.

Thank you.